Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

August 13, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Report: Pelephone Wins Frequencies as Part of 5G Frequency Tender

Bezeq hereby supplements the following prior reports:

●	Immediate Report dated July 15, 2019 regarding the publication of a tender by the Israeli Ministry of Communications for the allocation of additional frequency ranges including 5G frequencies; and

●	Annual Report for the 2019 year— Sections 3.8.2 and 3.18.5 of the description of Bezeq’s business therein.

On August 12, 2020, Bezeq’s subsidiary Pelephone Communications Ltd. (“Pelephone”) notified Bezeq that the Tenders Committee of Pelephone received notice of winning a cluster of frequencies, following its participation in a tender for advanced bandwidth cellular services 2019/015 published by the Israeli Ministry of Communications (the “Tender”), as follows:

1.	Pelephone has won 10MHz in the 700MHz frequencies band (for a period of 15 years), 20MHz in the 2600MHz frequencies band (for a period of 10 years), and 100MHz in the 3500MHz frequencies band (for a period of 10 years) (collectively, the “Frequency Allocation”). The license period does not change by virtue of the Tender and can be renewed in accordance with the provisions of the license. The frequencies won by Pelephone are for the exclusive use of the Pelephone network, which will give the Pelephone network a competitive advantage. The Tender was not won by companies that do not own existing networks.

2.	The total cost of Pelephone’s win in the Frequency Allocation is NIS 88,230,000, scheduled for repayment in September 2022. The Tender further stipulates that it will be possible to receive incentives, as detailed in Bezeq’s previous reports, including receiving a conditional grant for the deployment of 5G sites according to the conditions specified in the Tender, the amount of which, for all winners thereof, can reach a total amount of NIS 200 million.

Receipt of a new license in accordance with the result of the win is subject to the approval of the Minister of Communications in accordance with the terms of the Tender.

The Frequency Allocation will enable supporting the increase in 4G browsing volume and will, in the future, offer 5G services at browsing rates much higher than today, which will allow, among other things, expanding the variety of advanced cellular uses, such as smart cities, IOT services, low-latency mission critical services, private networks and more, all in order to provide a competitive solution in the market, which will entail ongoing investments.

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.